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                           SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)


Filed by the Registrant                     / /

Filed by a Party other than the Registrant  /X/

Check the appropriate box:
/X/ Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
/ / Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

              Bull & Bear U.S. Government Securities Fund, Inc.
   ------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                            Karpus Management Inc.
   ------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/ / No fee required

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

    (2) Form, Schedule or Registration Statement No.:

    (3) Filing Party:

    (4) Date Filed:


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            Preliminary Proxy Statement, as Filed October 21, 1998

                          MEETING OF STOCKHOLDERS OF
               BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.

      -----------------------------------------------------------------

                                PROXY STATEMENT
                                      OF
                         KARPUS INVESTMENT MANAGEMENT

      ------------------------------------------------------------------


         This Proxy Statement is furnished in connection with a solicitation of proxies by Karpus Management, Inc. doing business as Karpus Investment Management ("KIM"), to be used at a Meeting of Stockholders of Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") After reviewing the proxy statement, PLEASE SIGN AND RETURN THE BLUE PROXY CARD TO GEORGESON & COMPANY, WALL STREET PLAZA, NEW YORK, NEW YORK 10005. YOUR VOTE IS CRITICAL. KIM RECOMMENDS THAT YOU VOTE FOR KIM'S PROPOSAL AND AGAINST MANAGEMENT'S PROPOSED SLATE OF DIRECTORS.

         The annual Meeting of Stockholders of Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") will be held at the offices______________ _________________, on __________ at ___ a.m. (the "Meeting"). KIM is soliciting proxies for the following purposes:

         KIM is dissatisfied with years of poor investment management of the Fund by Bull & Bear Advisers, Inc. and poor leadership by the Fund's Board of Directors. The result of this management and leadership has been poor investment performance of the Fund.

         The most recent example of this poor management and leadership is the announcement on August 17, 1998 that the Fund intends to invest up to 35% of its total assets in equity and other securities.

         KIM, as the largest stockholder of the Fund, opposes the addition of other security types in the Fund and requests that the Fund's other stockholders support it by voting "FOR" KIM's proposal and voting "AGAINST" Management's proposed slate of directors.

KIM'S PROPOSAL.    The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities


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Fund, Inc., shall be terminated promptly following the annual meeting of stockholders of the Fund at which this proposal is approved.

MANAGEMENT'S PROPOSED SLATE OF DIRECTORS.    The Fund's Management has proposed
the election of one or more directors of the Fund. KIM suggests that the stockholders send a strong message to Management that we are dissatisfied with the Board's leadership by voting "AGAINST" Management's proposed slate of directors.

         This Proxy Statement is furnished in connection with a solicitation of proxies by KIM to be used at the Meeting. Stockholders of record at the close of business on November 18, 1998 (the "Record Date") are entitled to be present and to vote on matters at the Meeting. Stockholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held. Stockholders of the Fund will vote as a single class and will vote separately on each proposal. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If no instructions are given, such shares will be voted FOR KIM's proposal, AGAINST Management's proposed slate of Directors, and on any other matter that may properly come before the Meeting. If the enclosed form or proxy is executed and returned, it nevertheless may be revoked by another proxy, or by letter, or telegram directed to the Fund, or to KIM c/o Georgeson & Company Inc., Wall Street Plaza, New York NY 10005 (fax no. 212-440-9955), which must indicate the stockholder's name. To be effective, such revocation must be received prior to the Meeting. In addition, any stockholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of the Record Date, the Fund had _____________ shares of common stock issued and outstanding.

         It is estimated that this proxy statement and proxy voting card will be mailed to stockholders of record on or about____________________, 1998. The Fund's principal executive offices are located at 11 Hanover Square, New York, New York 10005. Copies of the Fund's most recent Annual and Semi-Annual Reports are available without charge upon written request to the Fund at its principal office or by calling toll-free 1-888-847-4200. Bull & Bear Advisers, Inc. (the "Investment Manger"), located at the Fund's principal office, is the Fund's investment manager. KIM is located at 14A Tobey Village Office Park, Pittsford NY 14534 and any correspondence to KIM should be directed to this address.

Explanation of KIM's Proposal

         KIM is proposing the termination of the Investment Management Agreement of the Investment Manager with the Fund due to inferior investment performance and uncontrolled expenses. KIM believes that the Fund has generated inadequate investment returns for stockholders. At a Special Meeting of the Stockholders of the Fund held on September 19, 1996, Fund Management recommended the conversion of the Fund from


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an open-end format to closed-end format. The stockholders subsequently approved this and the Fund began trading in closed-end format on the American Stock Exchange on October 4, 1996. The conversion of the Fund ultimately resulted in the shares trading at a discount to net asset value. As of October 16, 1998, the Fund's shares traded at a 9.11% discount to its current net asset value. This means that shares sold in the market on this date were worth 9.11% less than if the Fund had remained an open-end fund.

         The net asset value of the Fund has seriously under-performed appropriate market indices. As computed on Bloomberg Analytics, the simple price appreciation or depreciation (net change in price) of the NAV of the Fund, which does not include dividends being reinvested, from February 7, 1997 (this is the first reported NAV to Bloomberg) to October 2, 1998 equaled 1.0565% annual equivalent. (Annual equivalent is the annual representation of a securities yield, which pays interest more than once a year.)

         As reported in The Wall Street Journal on June 30, 1998 according to Lipper Analytical Services, Inc., the Fund ranked in the BOTTOM 10 PERFORMERS IN THE CLOSED-END BOND CATEGORY.

         The Fund's net asset value return (with dividends being re-invested in the security) from June 30, 1997 to June 30, 1998 was reported to be 5.40%, which was the last place performance out of 118 closed-end bond funds in the Wall Street Journal Quarterly Closed-End Funds Review, published on July 6, 1998. (This included categories of U.S. Gov't Bond Funds, U.S. Mortgage Bond Funds, Investment Grade Bond Funds, Loan Participation Funds, High Yield Bond Funds, and Other Domestic Taxable Bond Funds.)

         From October 4, 1996 through and including September 30, 1998, the trading price of shares of the Fund, have experienced an 8.47% price decline. The total return of the Fund including dividends being reinvested in shares equaled an annual equivalent of 1.6932% (10/4/96 through 9/30/98). During this same time period the Merrill Lynch 1-10 Year U.S. Government Index generated an annualized return of 8.919%.

         Management of the Fund, in the opinion of KIM, should not invest up to 35% of the assets of the Fund in equity and other securities. It is the opinion of KIM that Management has consistently recommended changes to the Fund that have been to the detriment of the stockholders. This is the same Management that recommended converting the Fund to closed-end format, which resulted in the shares selling at a discount to the net asset value. Without changing the Fund's fundamental policy of investing in securities backed by full faith credit of the United States, direct obligations of the United States, Treasury Bills, Notes, Bonds, and certain agencies such as the Government National Mortgage Association, Management intends to invest up to 35% of the assets of the Fund in equity securities without approval of the stockholders. KIM BELIEVES THE ADDITION OF EQUITIES AND OTHER SECURITIES TO THE FUND IS A POLICY THAT WILL NOT BENEFIT THE STOCKHOLDERS.

         The 8% distribution policy adopted by the Fund is eroding the net asset value of the Fund. The 8% distribution policy pays dividends to the stockholders equaling 2% of the net asset value of the fund on a quarterly basis, whether or not the Fund earns 2%. This dividend is to be comprised of any interest earned, dividends received, and if this is not sufficient to equal 2%, then the balance is to be return of principal. The Fund is giving stockholders their own money back, giving the illusion of profitable operations. As of June 30, 1998 the Fund had returned to holders $0.42 per share in distributions from paid in capital. This means that the stockholders got their own money back.

         Stockholders should not entrust the Investment Manager to implement the addition of equity and other securities to the Fund, as the Investment Manager has achieved dismal investment results in other areas also. Every fund that owns stocks and other investments listed in the Wall Street Journal (Monday, October 5, 1998) under the Investment Manager's Bull & Bear Group, has generated negative returns, (all losing between 15 % to 24%) through September 30, 1998, for the four weeks ended September 30, 1998 and twelve months ended September 30, 1998. According to the Lipper Analytical Services, Inc. published in the Wall Street Journal of August 28, 1998 all three of the open-end mutual funds managed by Bull & Bear Group that contain stocks and other investments performed in the bottom 20% for 1 year, 3 year, and 5 year periods of time.

         KIM opposes the addition of equity and other securities.

         KIM believes that it is in the best interest of the Fund to seek another manager and adviser that rank amongst the top quartile of fixed income managers by nationally recognized services. The manager should be responsive to recommendations to open-end the Fund, to merge the Fund with another fund of similar characteristics, or to initiate share repurchase programs and tender offers.

         KIM RECOMMENDS THAT STOCKHOLDERS TERMINATE THE INVESTMENT MANAGEMENT AGREEMENT OF THE INVESTMENT MANAGER OF THE FUND.

                           VOTE "FOR" KIM'S PROPOSAL

Explanation of KIM's Opposition to Management's Proposed Slate of Directors

         KIM supports a strong message to Management that poor leadership and investment performance is not acceptable.
         The expense ratio for the Fund for the year ended June 30, 1998, equaled 5.77% according to the Fund's annual statement listed under "Financial Highlights". According to the "Thomas J. Herzfeld 1997-1998 Encyclopedia of Closed-End Funds:, the Fund had the 4th highest expense ratio of any fund the Bond Fund Category for the year ending June 30, 1997. High expenses are depriving the stockholders of additional returns.

         According to Lipper Analytic Services, Inc., BBG is identified as one of the worst performing bond funds in its investment category in 1997
         The net asset value has continued to erode in the first nine months of 1998 (ended September 25, 1998) with a total return of 5.89% during this time period. The Lehman Aggregate Index (an appropriate benchmark to measure performance), had a total return of 8.32% for the same time period. This comparison is a clear indication of the Fund's poor performance. KIM believes that this inferior return should no longer be acceptable to stockholders.
         It is the belief of KIM that the present Board of Directors has acted to entrench itself and the Investment Manager. In September of 1997 the Fund issued a preliminary proxy statement to convert the Fund to a more risky balanced approach. KIM voiced its concerns and disapproval, which resulted in the November 1997 proxy contest to elect five members to the Board of Directors. KIM lost this contest by a narrow margin.
         KIM has continuously informed the Board of Directors and the Fund of its many concerns involving the Fund, which included performance and expense issues.
         Management has refused to provide a list of stockholders to KIM, a stockholder of over 5% of the Fund for six months or longer entitled to under Maryland Law. This resulted in KIM engaging in litigation in the State of Maryland to obtain the stockholder list and inspection of the books and records of the Fund. KIM and the Accounts spent over $40,000 to attempt to protect their right and withdrew the suit in August 1998 in the belief that it would cost at least another $30,000 because of the entrenchment tactics of the Board.
         The Board of Directors of the Fund has amended the By-Laws twice from August of 1997 to September of 1998, making stockholder proposals and Director nominations extraordinarily difficult. KIM believes that the Board of Directors has been spending the stockholder's money to entrench the Board and the Investment Manager.
         KIM SAYS, " THESE ACTIONS SHOULD NOT BE TOLERATED BY THE
STOCKHOLDERS".
         After amending the Fund's By-Laws as of November 24, 1997, the Board of Directors again amended the Fund's By-Laws as of June 23, 1998 (the "June Amendment"). The June Amendment was designed to make it difficult for stockholders to place any matter on the agenda for the Fund's annual meeting and to nominate directors. This is consistent with the Board's earlier amendment to the Fund's Certificate of Incorporation, requiring the approval of 80% of all stockholders to approve a stockholder proposal (the "80% Provision").
         The June Amendment was first released to the public as an exhibit to an obscure Fund filing with the SEC on August 25, 1998. The deadline for preparing the technical notice necessary to comply was September 21, 1998. The Fund's Management is trying to silence the voices of the stockholders and further entrench itself.
         KIM's Proposal was filed with only an hour to spare. KIM has been able to avoid the onerous 80% Provision only because the Securities and Exchange Act of 1934, as amended, requires that the Fund's advisory contract be subject to cancellation by a simple majority of stockholders. Thanks to Federal law, the Fund's Management was unable to further entrench the Investment Manager.
         Unfortunately, although KIM proposed to the Fund the nomination of a director on April 1, 1998, Management changed the rules in the middle of the game. KIM was not able to overcome Management's obstructions to such nomination. However, as Management's nominees are proposed by the Board, KIM is allowed to oppose them at its own expense without being blocked by Management's obstructions.
         Tell Management that you do not approve of its anti-democratic bullying tactics. Join KIM in voting AGAINST the only slate of nominees that Management wants you to see.

           VOTE "AGAINST" MANAGEMENT'S PROPOSED SLATE OF DIRECTORS.

ALL OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

         KIM and the following advisory clients for whom it acts as investment adviser will bear the cost of soliciting proxies: Acra-Local 725 Pension Trust of Dade, Amalgamated Transit Union Local #1342, Cardinal American Corporation, Jeffrey I Cooper, Elderwood Affiliates, Inc. Retirement Plan, Seymour Fisher Marital Tr., Fish Furniture Profit Sharing Tr., The William and Estelle Golub Foundation, Inc., Hammer Lithograph Corp. Deferred Profit Sharing, Peter
Russo, Trustee U/W William Henderson FBO F. Elizabeth, City of Hialeah Police Pension Fd., InterMetro Ind. Corp. Salaried Employees Pension Trust, James E. Morris IRA Rollover, Monro Muffler Brake, Inc. Retirement Plan, Painters Local 150 Annuity Fund, Plumbers & Pipefitters Local 138 Pension Fund, Roman
Catholic Diocese of Syracuse, Inc., Sheet Metal Workers Local 46 Annuity
Fund., Sheet Metal Workers Local 46 Pension Fund, YWCA of Rochester and Monroe County- Board Designated Fd., YWCA of Rochester & Monroe County- Endowment
Fund, R. M. Blumenberg MD, M.L. Gelfand MD, P.A. Skudder MD Retirement Plan, John W. Brown Jr. IRA Rollover, Gateway-Longview Inc. Asset Management, Golub Corporation Employees Retirement Plan, Bull Bros. Inc. Employees Profit
Sharing Plan, James Vazzanna, Patircia Vazanna & Michael Ray as Trustees for Andrew J. Kirch Charitable Remainder Trust U/Paragraph 7th of Will R. Edward Lodico IRA Rollover, Ronald and Judith Newman, and Siewert Equipment Co. Inc. Deferred Profit Sharing Plan. In addition to the use of the mails, proxies may be solicited personally, by telephone or by other means and such clients may pay persons holding Fund shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals. Solicitations may be made by regular employees of KIM. In addition, KIM has retained Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005 to solicit proxies on behalf of KIM for a fee estimated at $20,000 plus expenses. Additional costs and expenditures, including fees for attorneys, printing, and mailing are anticipated to be approximately $50,000. KIM intends to seek reimbursement from the Fund to itself and its advisory clients for some or all of their costs of solicitation.
         KIM has been advised by the Fund, which advice is applicable to proxies, as follows:
         If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote"
(that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention (collectively "abstentions") the Fund's shares represented thereby will be considered to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions count for a majority to constitute a quorum, but do not count for a yes vote and broker "non votes" have the effect of a no vote. KIM believes that brokers may not vote or submit proxies with respect to KIM's Proposal or Management's Proposed Slate of Directors, unless they are so instructed by the beneficial owners.
         In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons names as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes cast, the nature of any further solicitation, and the information to be provided to stockholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. A stockholder vote may be taken for one or more of the proposals in this Proxy Statement prior to any adjournment if sufficient votes have been received for approval. If a quorum is present, the persons named as management proxies will vote those proxies which they are entitled to vote "for" a Proposal in favor of adjournment, and will vote those proxies required to be voted "against" a Proposal against any adjournment. A quorum is constituted with respect to the Fund by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting.
         The Fund's Management has alleged that KIM has damaged the Fund's trading market and violated Section 16 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. KIM believes that its activities have helped support the market price of the Fund and have in no manner damaged the Fund's trading market.
         On the other hand, Management has urged KIM to sell all of its shares of the Fund, without regard to the severe damage to the Fund's market that such sales would cause.
         KIM has repeatedly and vigorously denied Management's allegations, which are now pending before the United States District Court, Southern District, New York. KIM believes that Management is using this action to force KIM to incur additional expenses and to discourage KIM from pursuing its rights as a stockholder on behalf of its clients.
         The Board of Directors of the Fund has continuously approved the Fund's outrageous legal expenses of $319,621 for the year ended June 30, 1998 in connection with these and related matters, according to the Fund's Annual Report of June 30, 1998.

Advance Notice Provision of the Fund

         Pursuant to Section 2.11 of the Fund's By-Laws, as amended June 23, 1998 KIM's Proposal is submitted to the Fund for action by the stockholders of the Fund at the Meeting. This submission conforms to the provisions of Section 10.C. of the Investment Management Agreement dated September 12, 1996, between the Fund and Bull & Bear Advisers, Inc., as the same may have been amended, extended or restated

(the "Agreement"), pursuant to Section 15 (a) (3) of the Investment Company Act of 1940, as amended.
         Cede & Co., the nominee of Depository Trust Co. ("DTC") has brought this proposal on behalf of its principals, Citibank, N.A. and Chase Manhattan Bank, who have represented to Cede and Co. that they intend, through their customer, KIM, to appear in person or by proxy at the Meeting of the Fund to bring KIM's Proposal before the meeting.
         The Fund is contesting KIM's Proposal as being submitted untimely, and has petitioned the Securities and Exchange Commission to issue a "no action" position, so as to allow the Fund to exclude the proposal and not to mail KIM's proxy solicitation materials.

         VOTE "FOR" KIM'S PROPOSAL AND "AGAINST" MANAGEMENT'S PROPOSED SLATE OF DIRECTORS.

PLEASE VOTE THE BLUE PROXY CARD. IF YOU HAVE ANY QUESTIONS, WE URGE YOU TO CONTACT KIM TO DISCUSS ANY ISSUES WHICH MAY BE OF CONCERN. PLEASE CALL 800-646-4005 ANYTIME BETWEEN 8:30 A.M. AND 5:00 P.M.

         YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

IF YOU NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY SOLICITOR, GEORGESON & CO., AT 800-223-2064

                         KARPUS MANAGEMENT, INC. d/b/a
                         KARPUS INVESTMENT MANAGEMENT
                        14 A Tobey Village Office Park
                           Pittsford, New York 14534

THIS PROXY IS SOLICITED ON BEHALF OF KARPUS INVESTMENT MANAGEMENT (`KIM')

The undersigned hereby appoints George W. Karpus and Joel Negrin as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, as designated below, all the shares of common stock of Bull & Bear U.S. Government Securities Fund, Inc. outstanding in the name of the undersigned on November 18, 1998, at the meeting of stockholders to be held on _________ 1998 or any adjournment(s) thereof. IF NO DIRECTIONS ARE GIVEN, THE PROXIES WILL VOTE "FOR" KIM'S PROPOSAL, "AGAINST" MANAGEMENT'S PROPOSED SLATE OF DIRECTORS AND IN THEIR DISCRETION ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY/VOTING INSTRUCTIONS CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

KIM RECOMMENDS A VOTE "FOR" KIM'S PROPOSAL TO TERMINATE THE INVESTMENT MANAGEMENT AGREEMENT.

The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of stockholders of the Fund at which this proposal is approved.

      [_]  FOR                   [_] AGAINST               [_] ABSTAIN

KIM RECOMMENDS CASTING A VOTE "AGAINST" MANAGEMENT'S PROPOSED SLATE OF DIRECTORS TO SEND A CLEAR MESSAGE THAT CHANGES ARE NEEDED IN THE BOARD OF OUR FUND. BY VOTING "AGAINST", THIS STATES THAT YOU OPPOSE THE DIRECTOR(S) RECOMMENDED BY THE FUND'S MANAGEMENT.

      [_]  FOR                   [_] AGAINST               [_] ABSTAIN

Stockholder gives KIM's discretion to vote on any other matter that may properly come before the meeting. A vote cast "for" will enable KIM to represent the interests of the stockholders who agree with KIM.

      [_]  FOR                   [_] AGAINST               [_] ABSTAIN

         Remember - The last proxy you sign, date, and submit will be the proxy that counts for your vote. Make sure that you are voting the way you wish.

                                             ---------------------------
                                             Signature


                                             ---------------------------
                                             Signature, if held jointly

                                             Dated:                 , 1998
                                                   -----------------
                                    Please sign exactly as name appears below.
                                    When shares are held by joint tenants,
                                    both should sign. When signing as
                                    attorney, executor, administrator,
                                    trustee, or guardian, please give full
                                    title as such. If a corporation, please
                                    sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.